Exhibit 12
AMERCIAN FINANCIAL GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Nine months ended September 30, 2012	Year ended December 31, 2011 (as adjusted)
Operating earnings before income taxes	$567	$558
Undistributed equity in (earnings) losses of investee	(1)	1
Losses of managed investment entities attributable to noncontrolling interest	64	24
Fixed charges:
Interest on annuities	417	510
Interest expense	64	85
Debt discount and expense	2	2
Portion of rentals representing interest	13	18
EARNINGS	$1,126	$1,198

Fixed charges:
Interest on annuities	$417	$510
Interest expense	64	85
Debt discount and expense	2	2
Portion of rentals representing interest	13	18
FIXED CHARGES	$496	$615

Ratio of Earnings to Fixed Charges	2.27	1.95

Earnings in Excess of Fixed Charges	$630	$583